VF 8-5-02

Rec'd 7/18/02

02023480

ATES
ANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 35401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paz Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6971 N. Federal Highway, Suite 203
(No. and Street)

RECD S.E.C.
JUL 18 2002

Boca Raton (City) Florida (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Joseph Mizrachi (561)995-7955
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP
(Name — if individual, state last, first, middle name)

625 Eden Park Drive, Suite 900 (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 8-5-02

OATH OR AFFIRMATION

I, Joseph Mizrachi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paz Securities, Inc., as of September 30, 2001, ~~19~~XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Pres.
Title

Jacqueline D. Thorpe [signature]
Notary Public
November 26, 2001

JACQUELINE D. THORPE
STATE OF FLORIDA NOTARY PUBLIC
My Comm Exp. 7/26/04
No. CC 957264
[ ] Personally Known [✓] Other I.D.

FL DL M262-480-45-225-0

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholders of
Paz Securities, Inc.

In planning and performing our audit of the financial statements of Paz Securities, Inc. (the "Company") for the year ended September 30, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
Tel: 513 762-5000
Fax: 513 241-6125

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers and should not be used for any other purpose.

Grant Thornton LLP

Cincinnati, Ohio
November 7, 2001

ics

Report pursuant to Rule 17a-5(d) and report of independent certified public accountants

PAZ Securities, Inc.

September 30, 2001

CONTENTS

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Paz Securities, Inc.

We have audited the accompanying statement of financial condition of Paz Securities, Inc. (the "Corporation") as of September 30, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paz Securities, Inc. as of September 30, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
November 7, 2001

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
Tel: 513 762-5000
Fax: 513 241-6125

Paz Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2001

ASSETS	
Cash and cash equivalents	**$21,433**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	$ 3,230
Stockholder's equity	
Common stock, no par value; 32 shares authorized, issued and outstanding	900
Contributed capital	37,468
Accumulated deficit	(20,165)
Total stockholder's equity	18,203
Total liabilities and stockholder's equity	**$21,433**

The accompanying notes are an integral part of this statement.

Paz Securities, Inc.

STATEMENT OF OPERATIONS

For the year ended September 30, 2001

Commission revenue	$ 28
Selling, general and administrative expense	10,378
NET LOSS	**$10,350**

The accompanying notes are an integral part of this statement.

Paz Securities, Inc.

STATEMENT OF STOCKHOLDER'S EQUITY

For the year ended September 30, 2001

	Common stock	Contributed capital	Accumulated deficit	Total
Balance - October 1, 2001	$900	$37,468	$ (9,815)	$28,553
Net loss for the year	-	-	(10,350)	(10,350)
Balance - September 30, 2001	$900	$37,468	$20,165	$18,203

The accompanying notes are an integral part of this statement.

Paz Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended September 30, 2001

Cash flows used in operating activities:	
Net loss for the year	$(10,350)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in Accounts payable	3,230
Decrease in cash and cash equivalents	(7,120)
Cash and cash equivalents at beginning of year	28,553
Cash and cash equivalents at end of year	**$ 21,433**

The accompanying notes are an integral part of this statement.

Paz Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

September 30, 2001

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

Paz Securities, Inc. (the "Corporation"), an Ohio corporation, is a broker of security products and is a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc.

In its broker-dealer activities, the Corporation, on a fully disclosed basis, clears all customer transactions through an unaffiliated broker-dealer who maintains the customer accounts.

2. Cash and Cash Equivalents

Cash and cash equivalents consists solely of cash in bank accounts.

3. Commissions and Other Fees

Commissions are recognized as earned, based upon a predetermined percentage of the market value of assets under management and from sales of direct participation programs.

4. Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 establishes financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future. The Corporation has no deferred tax assets or liabilities at September 30, 2001 due to the existence of current and prior period operating losses.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Paz Securities, Inc.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

September 30, 2001

NOTE B - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Corporation maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At September 30, 2001, the Corporation's net capital, as defined, was $18,203, which was $13,203 in excess of the minimum net capital requirement, and its ratio of aggregate indebtedness to net capital, as defined, was .18 to 1.

SUPPLEMENTAL INFORMATION

Paz Securities, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND NET RECONCILIATION TO THE CORPORATION'S CORRESPONDING FORM X-17A-5 PART II A FILING

September 30, 2001

Stockholder's equity per statement of financial condition	$18,203
Deductions	-
Net capital before haircuts	18,203
Haircuts on securities	-
Net capital	$18,203
Aggregate indebtedness	$ 3,230
Ratio of aggregate indebtedness to net capital	.18 to 1
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$13,203

Reconciliation with Corporation's computation (included in Part II of Form X-17A-5 as of September 30, 2001)	
Net capital as reported in Corporation's unaudited FOCUS report	$18,203

Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International